UnitedHealth Group
9900 Bren Road East Minnetonka MN 55343

May 11, 2011

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Frank Wyman

Re:	UnitedHealth Group Incorporated
Form 10-K for Fiscal Year Ended December 31, 2010
File No. 001-10864

Dear Mr. Wyman:

On behalf of UnitedHealth Group Incorporated (the Company), this letter responds to the comments of the staff (Staff) of the Securities and Exchange Commission (the Commission) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (2010 10-K), as detailed in the Staff’s letter dated April 27, 2011 (the Comment Letter).

The following numbered paragraphs correspond to the numbered paragraphs of the Comment Letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

4. Fair Value, page 74

1.	Please tell us how current market credit spreads were considered in your determination of fair value for your debt securities, including the $6.1 billion of state and municipal obligations held at December 31, 2010 and the impact of any changes in these credit spreads on your determination of fair value for these securities. Also, describe how these credit spreads were considered in validating related prices provided by your third-party pricing service.

Response:

Fair values for the Company’s debt securities, including state and municipal obligations, are obtained from a third-party pricing service (pricing service). These values are classified as predominantly Level 1 or Level 2 fair values based on the nature of the inputs used by the pricing service for each type of security and the frequency of observable market transactions for the same or similar instruments.

Securities and Exchange Commission

May 11, 2011

The pricing service uses valuation methodologies that incorporate quoted (unadjusted) prices or other observable inputs for identical or similar assets in both active and non-active markets depending on availability. Since these types of inputs are based on market transactions, credit risk is already reflected in the observed prices to a certain extent. When necessary, the pricing service will apply additional adjustments for credit spreads, ratings updates, internal credit evaluations, and relevant sector curves to its matrix models to arrive at Level 2 fair values. The Company has historically not made further adjustments to the values obtained from the pricing service.

For state and municipal obligations specifically, the Muni Market Data (MMD) curve is relevant to the credit spread for that class of securities. State and municipal yields are typically not compared to U.S. Treasury securities for trading or valuation purposes. In general, the MMD curve may be compared to the U.S. Treasury yield curve to provide a ratio of tax-exempt municipal yields to similar maturity U.S. Treasuries, and an analysis of that ratio over time can be indicative of the relative valuation of municipal bonds to U.S. Treasury securities. This ratio is typically most influenced by supply and demand considerations for state and municipal bonds, but may also be a reflection of perceived credit quality, federal and state tax laws, investor demand for tax-exempt income, and the general interest rate cycle.

Valuations of state and municipal obligations are primarily based on the MMD curve of AAA-rated issuers for each year of maturity, 1 through 30. This has generally proven to be an effective measure of value, and is based on observed transaction prices. Since highly-rated securities trade within a relatively narrow range of the MMD curve, and lower-rated securities have greater variability, it is possible that large state issuers such as California can have a disproportionate effect on the performance of sectors within the class. These potential effects are evaluated in both the valuation process and in the Company’s own validation of the fair values.

The Company validates fair values received from the pricing service by comparing the security price changes and resulting changes in unrealized gains and losses to changes in underlying market indices and performance benchmarks for each asset class. This validation takes into account factors such as average duration, credit quality and credit ratings of issuers of debt securities.

For state and municipal obligations specifically, in periods where the relevant municipal indices suggest negative price changes, the Company looks for corresponding changes of a similar magnitude in the values received from the pricing service. In periods where the MMD curve has moved to a higher ratio relative to U.S. Treasury securities, the expectation is that the values of state and municipal obligations will lag behind those of similar-duration U.S. Treasury securities when prices rise, and losses will be greater when prices fall. The converse would apply in periods where the ratio is lower relative to U.S. Treasuries.

Securities and Exchange Commission

May 11, 2011

The Company’s validation process also includes a comparison of the values obtained from the pricing service to alternative pricing sources used by the Company’s investment consultant and advisors.

2.	Regarding your investments in state and municipal obligations, please provide us the following information at December 31, 2010:

•

The fair value and amortized cost of your general obligation and special revenue bonds, categorized by state, municipality and political subdivision and the credit rating for each category with and without a financial guarantee by third parties; and

•	The nature of the activities supporting your investments in special revenue bonds, if applicable.

Response: A table of the information requested in the first bullet point is attached as Exhibit A to this response. The Company’s investment strategy regarding special revenue bonds emphasizes essential services. Accordingly, the nature of the activities supporting the Company’s investments in special revenue bonds includes utilities, water and sewer, transportation, education, and healthcare.

12. AARP, page 89

3.	You recognized premium revenues under the AARP Program of $6.3 billion in 2010. However, you disclose that underwriting gains or losses related to the AARP Medicare Supplement Insurance business are recorded directly as an increase or decrease to the RSF and accrue directly to the benefit of the AARP policyholders. Please tell us why you do not follow a fee-based accounting model for the AARP business, consistent with that described on page 64.

Response: The AARP Medicare Supplement Insurance Contract (the Contract) is a collectively renewable group policy that is in effect for a period of ten years. The Contract provides indemnification against loss or liability for specified events and circumstances that may occur at a future date. At Contract inception in 2007, the Company concluded that the Contract provided indemnification against loss or liability under Accounting Standards Codification (ASC) 720-20-25 (Expenses – Other Expenses – Insurance Costs). To supplement the Company’s analysis, the Company considered the conditions of ASC 944-20-15 (Financial Services – Insurance – Insurance Activities – Scope and Scope Exceptions) regarding the assessment of significant insurance risk and significant loss and further concluded that it met the definition of a long duration insurance contract.

The Contract provides for the maintenance of a Rate Stabilization Fund (RSF) that is held by the Company on behalf of the policyholders. On an annual basis, underwriting and investment gains and losses are either added to or subtracted from the RSF. Importantly, if losses exceed the balance in the RSF, such losses are borne solely by the Company.

Securities and Exchange Commission

May 11, 2011

As noted, on page 64 of our 2010 Form 10-K the Company discusses revenue recognition for its administrative service contracts (i.e., fee-based business) whereby services are performed for customers who retain the risk of their health care costs. Under these contracts, the Company has concluded it is outside of ASC 944 as there is no indemnification against loss or liability and does not recognize premium revenue or medical costs. For these administrative service contracts, the Company follows the accounting model as defined under ASC 605-45 (Revenue Recognition - Principal Agent Considerations).

4.	Please disclose the impact of the AARP business on your statement of operations, consistent with the balance sheet disclosures provided on page 90.

Response: The Company’s AARP assets (assets under management) are managed separately from its general investment portfolio and are used to pay costs associated with the AARP program. For the year ended December 31, 2010 the Company disclosed the balance sheet impact of the AARP business in order to facilitate the readers’ understanding of the assets and liabilities that are associated with the assets under management. In addition, the Company provides disclosures required by ASC 825-10-50 for its AARP assets under management that are measured at fair value pursuant to the election of the fair value option.

With regard to the impact on the statement of operations, the Company assessed the AARP relationship from a quantitative and qualitative perspective, and the Company does not believe that the relationship is material. From a quantitative perspective, the AARP business represented less than 10% of the Company’s consolidated premiums, medical costs, operating costs and earnings from operations for all periods presented. From a qualitative perspective, the Company’s AARP-branded products and services, which are similar to those provided to the Company’s other health benefits customers, are provided in the ordinary course of business. The Company provides certain financial information regarding the relationship, however the Company does not believe the impact of the AARP relationship on the Company’s results of operations is material.

13. Commitments and Contingencies

Legal Matters, page 91

5.	The phrase “except as noted below” in your disclosure appears to indicate that a reasonable possibility of loss exists for litigation matters described on pages 91-93 and that you are able to estimate a loss or range of loss in these cases. However, you have not provided quantification regarding these matters as required by ASC 450-20-50. Please expand your disclosure for each litigation matter described on pages 91-93 to address the following:

•	The amounts accrued for loss contingencies accrued as required by ASC 450-20-50-1;

Securities and Exchange Commission

May 11, 2011

•

An estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated, as required by ASC 450-20-50-3 and 50-4; and

•	If you cannot make an estimate, disclose the facts and circumstances that prevent you from making such an estimate, as well as a discussion of what is being sought in those proceedings.

Response: The Company discloses four potential loss contingencies relating to litigation matters in its “Commitments and Contingencies” note to the financial statements – the multi-district litigation in the United States District Court of the Southern District Court of Florida (MDL Matter), the litigation involving the American Medical Association (AMA Matter), the California Department of Insurance claims processing matter (CDI Matter), and the historical stock option litigation (Option Matter).

ASC 450 requires companies to establish accruals for litigation and other contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. When a loss is not both probable and reasonably estimable, an accrual is not recorded, but disclosure of the contingency is required to be made when there is at least a reasonable possibility that a loss or an additional loss, if material, has been incurred. Under ASC 450, the disclosure is required to indicate the nature of the contingency and give a reasonable estimate of the possible loss or range of loss or state that the amount of loss cannot be reasonably estimated.

The Company confirms for the Staff that, with respect to the specifically identified litigation matters, the Company believes that there is a reasonable possibility a loss has been incurred. The phrase “except as otherwise noted below,” as used by the Company in the 2010 10-K, was intended to clarify that, for certain of the loss contingencies that are disclosed, the Company has disclosed losses that have been accrued or incurred (e.g., the AMA Matter and the Option Matter). The phrase was not intended to indicate that the Company is able to estimate a loss or a range of losses for all of the specifically identified legal matters. Indeed, for the reasons detailed below, the Company is not able to reasonably estimate a loss or range of loss attributable to the MDL Matter or the CDI Matter. The Company intends to clarify its disclosures in future filings. Information regarding each of the four disclosed potential loss contingencies follows.

The AMA Matter has been settled and amounts previously accrued have been paid. On page 90 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, the Company disclosed the accrual of $350 million in connection with settlement of the AMA Matter, and on page 92 of the 2010 10-K, the Company disclosed that it paid $350 million in connection with the settlement of the AMA Matter.

Similarly, proceedings relating to the Option Matter have been settled and amounts previously accrued have been paid. On page 93 of the 2010 10-K, the Company disclosed

Securities and Exchange Commission

May 11, 2011

that it paid $30 million and $6 million related to plaintiffs’ counsel fees and expenses, respectively, in connection with the Option Matter. In the Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, the Company disclosed that the settlement agreement relating to the Option Matter became final in April 2011.

The Company cannot reasonably estimate the range of loss, if any, that may result from the MDL Matter given the procedural status of the cases, the potential effect of prior rulings in related cases, the plaintiffs’ failure to provide any evidence-based damages analyses, and the indeterminate number of claims and parties involved. Further, no formal demands have been made in any of the remaining suits and the plaintiffs have not provided an estimate of alleged damages. Outside counsel has concurred with this assessment.

In addition, the Company cannot reasonably estimate the range of loss, if any, that may result from the CDI Matter given the procedural status of the dispute, the novel legal issues presented, the inherent difficulty in predicting regulatory fines and penalties, the various remedies and levels of judicial review available to the Company in the event a fine or penalty is assessed, and the California Department of Insurance’s approach to this dispute which, in the Company’s view, reflects a shift in regulatory policy. Of note, the California Department of Insurance has not assessed any fine or penalty against the Company or made any formal demand. Outside counsel has concurred with the Company’s assessment. The Company, however, has disclosed information it has gathered from public sources that allows investors to evaluate the theoretical magnitude of the matter. For example, the Company disclosed the number of alleged violations (992,936) and the maximum penalty per violation ($10,000), and also that the California Department of Insurance, to the Company’s knowledge, has never issued an aggregate penalty in excess of $8 million.

In future filings, the Company will clarify its disclosures and describe the specific facts and circumstances as to why the loss or range of loss cannot be reasonably estimated for each litigation matter required to be disclosed and for which a loss or range of losses is not reasonably estimable, and, to the extent feasible, the Company will disclose what is being sought in such proceedings. By way of example, the litigation matters disclosed in the Company’s 2010 10-K would be disclosed as follows (deletions from 2010 10-K language stricken, and additions underlined):

***

Legal Matters

Because of the nature of its businesses, the Company is frequently made party to a variety of legal actions and regulatory inquiries, including class actions and suits brought by members, providers, customers and regulators, relating to the Company’s management and administration of health benefit plans. These matters include medical malpractice, employment, intellectual property, antitrust, privacy and contract claims, and claims related to health care benefits coverage and other business

Securities and Exchange Commission

May 11, 2011

practices. The adverse resolution of any specific lawsuit or any potential regulatory proceeding or action could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company records liabilities for its estimates of probable costs resulting from these matters where appropriate. Estimates of probable costs resulting from legal and regulatory matters involving the Company are inherently difficult to predict, particularly where the matters: involve indeterminate claims for monetary damages or may involve fines, penalties or punitive damages; present novel legal theories or represent a shift in regulatory policy; involve a large number of claimants or regulatory bodies; are in the early stages of the proceedings; or could result in a change in business practices. ~~Accordingly, except as otherwise noted below, the Company is unable to estimate the losses or ranges of losses for those matters where there is a reasonable possibility or it is probable that a loss may be incurred.~~

Litigation Matters

MDL Litigation. Beginning in 1999, a series of class action lawsuits were filed against the Company by health care providers alleging various claims relating to the Company’s reimbursement practices, including alleged violations of the Racketeer Influenced Corrupt Organization Act (RICO) and state prompt payment laws and breach of contract claims. Many of these lawsuits were consolidated in a multi-district litigation in the United States District Court for the Southern District Court of Florida (MDL). In the lead MDL lawsuit, the court certified a class of health care providers for certain of the RICO claims. In 2006, the trial court dismissed all of the claims against the Company in the lead MDL lawsuit, and the Eleventh Circuit Court of Appeals later affirmed that dismissal, leaving eleven related lawsuits that had been stayed during the litigation of the lead MDL lawsuit. In August 2008, the trial court, applying its rulings in the lead MDL lawsuit, dismissed seven of these lawsuits (the seven lawsuits). The trial court also dismissed all but one claim in an eighth lawsuit, and ordered the final claim to arbitration. In December 2008, at the plaintiffs’ request, the trial court dismissed without prejudice one of the three remaining lawsuits. The court also denied the plaintiffs’ request to remand the remaining two lawsuits to state court and a federal magistrate judge recommended dismissal of those suits. In April 2009, the plaintiffs in these last two suits filed amended class action complaints alleging breach of contract, but those amended complaints were subsequently dismissed without prejudice. In July 2010, the Eleventh Circuit reversed the trial court’s dismissal of the seven lawsuits and remanded those cases to the trial court for further proceedings. In addition, the Company is party to a number of arbitrations in various jurisdictions involving claims similar to those alleged in the seven lawsuits. The Company is vigorously defending against the remaining claims in these cases. The Company cannot

Securities and Exchange Commission

May 11, 2011

reasonably estimate the range of loss, if any, that may result from the these matters given the procedural status of the cases, the potential effect of prior rulings in related cases, the plaintiffs’ failure to provide any evidence-based damages analyses, and the indeterminate number of claims and parties involved. In fact, no formal demands have been made in any of the remaining suits and the plaintiffs have not provided an estimate of alleged damages.

[AMA Litigation – Unchanged]

California Claims Processing Matter. In 2007, the California Department of Insurance (CDI) examined the Company’s PacifiCare health insurance plan in California. The examination findings related to the timeliness and accuracy of claims processing, interest payments, provider contract implementation, provider dispute resolution and other related matters. On January 25, 2008, the CDI issued an Order to Show Cause to PacifiCare Life and Health Insurance Company, a subsidiary of the Company, alleging violations of certain insurance statutes and regulations in connection with the CDI’s examination findings. On June 3, 2009, the Company filed a Notice of Defense to the Order to Show Cause denying all material allegations and asserting certain defenses. The matter has been the subject of an administrative hearing before a California administrative law judge (ALJ) since December 2009. CDI amended its Order to Show Cause three times in 2010 to allege a total of 992,936 violations, the large majority of which relate to an alleged failure to include certain language in standard claims correspondence during a four month period in 2007. Although we believe that CDI has never issued an aggregate penalty in excess of $8 million, CDI alleges in press reports and releases that the Company could theoretically be subject to penalties of up to $10,000 per violation. The Company is vigorously defending against these claims. After the ALJ issues a ruling at the conclusion of the administrative proceeding, the California Insurance Commissioner may accept, reject or modify the ALJ’s ruling, issue his own decision, and impose a fine or penalty. The Commissioner’s decision is subject to challenge in court. The Company cannot reasonably estimate the range of loss, if any, that may result from this matter given the procedural status of the dispute, the novel legal issues presented, the inherent difficulty in predicting regulatory fines and penalties, the various remedies and levels of judicial review available to the Company in the event a fine or penalty is assessed, and CDI’s approach to this dispute which, in the Company’s view, reflects a shift in regulatory policy.

[Historical Stock Option Practices – Unchanged]

***

Securities and Exchange Commission

May 11, 2011

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is available at the convenience of the Staff to discuss the matters raised in the Comment Letter or this response. Please contact the undersigned at (952) 936-7109 or Eric S. Rangen, Senior Vice President and Chief Accounting Officer of the Company, at (952) 936-5778 with any questions.

Sincerely,

/s/ David S. Wichmann
David S. Wichmann
Executive Vice President and Chief Financial Officer of UnitedHealth Group and President of UnitedHealth Group Operations

Exhibit A

UnitedHealth Group

Municipal Investment Disclosure Breakdown 12/31/2010

($ in 000’s)

		Municipal Bond Type						Avg Credit Rating	Avg Credit Rating
		General Obligation		Revenue Bond		Total
STATE	STATE and Municipality/Issuer	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	With Guarantee	Without Guarantee

STATE General Obligation Bonds

AK	AK St	4,090	4,144	—	—	4,090	4,144	AA	AAA
AR	AR St	8,555	8,815	—	—	8,555	8,815	AA	AA
CA	CA State	51,111	49,993	—	—	51,111	49,993	A	A
CT	CT St	44,947	46,300			44,947	46,300	AA	AA
DC	DC	10,471	10,970			10,471	10,970	AA	AA
GA	GA State	73,001	76,868	—	—	73,001	76,868	AAA	AAA
IL	IL St	46,301	44,985	—	—	46,301	44,985	A	A
LA	LA St	2,314	2,270	—	—	2,314	2,270	AA	AA
MA	MA State	107,075	110,508			107,075	110,508	AA	AA
MD	MD St	60,256	62,414	—	—	60,256	62,414	AAA	AAA
MI	MI St	13,395	13,820			13,395	13,820	AA	AA
MN	MN St	106,647	104,759	—	—	106,647	104,759	AAA	AA
MO	MO State	4,910	5,255	—	—	4,910	5,255	AAA	AAA
MS	MS State	6,871	7,005	—	—	6,871	7,005	AA	AA
NC	NC State	58,294	61,266	—	—	58,294	61,266	AAA	AAA
NJ	NJ St	24,823	25,206	—	—	24,823	25,206	AA	AA
NY	NY St	1,527	1,630	—	—	1,527	1,630	AA	AA
OH	OH St	7,154	7,196	—	—	7,154	7,196	AA	AA
OR	OR St	3,458	3,695	—	—	3,458	3,695	AA	AA
PA	PA State	93,372	96,073	—	—	93,372	96,073	AA	AA
PR	Puerto Rico Comwlth	20,740	21,032			20,740	21,032	BBB	A
SC	SC St	7,057	7,191	—	—	7,057	7,191	AAA	AAA
TN	TN St	3,010	2,969	—	—	3,010	2,969	AAA	AAA
TX	TX St	15,952	16,322	—	—	15,952	16,322	AAA	AAA
UT	UT State	67,751	70,500	—	—	67,751	70,500	AAA	AAA
VA	VA ST	23,984	24,177	—	—	23,984	24,177	AAA	AAA
WA	WA State	107,107	108,617	—	—	107,107	108,617	AA	AA
WI	WI State	12,462	13,326	—	—	12,462	13,326	AA	AA
TOTAL State General Obligation’s		986,633	1,007,305	—	—	986,633	1,007,305

State Revenue and Political Sub General Obligation and Revenue Bonds
State

AK	AK St Intl Arpts	—	—	13,683	12,596	13,683	12,596	A	AA
AK	Anchorage AK	388	435	—	—	388	435	A	AA
AL	AL ST Pub Sch & Col Auth	—	—	25,553	26,192	25,553	26,192	AA	AA
AL	East AL Hlth Auth	—	—	4,000	4,159	4,000	4,159	A	N/A
AL	Huntsville AL	1,149	1,149	—	—	1,149	1,149	AAA	AAA
AL	Jefferson Cnty AL	—	—	7,936	8,112	7,936	8,112	AAA	AAA
AZ	AZ Health Facs Auth	—	—	11,573	12,025	11,573	12,025	A	N/A
AZ	AZ Sch Fac	—	—	19,294	20,089	19,294	20,089	AA	AA
AZ	AZ St	—	—	13,721	13,760	13,721	13,760	AA	A
AZ	AZ St Tourism & Sports Auth	—	—	2,085	2,217	2,085	2,217	A	A
AZ	AZ St Trans	—	—	2,364	2,411	2,364	2,411	AAA	AAA
AZ	AZ St Trans Board	—	—	1,586	1,719	1,586	1,719	AA	AA
AZ	AZ St Univ Ctfs	—	—	3,140	3,264	3,140	3,264	AA	AA
AZ	AZ Wtr Infra Fin	—	—	19,008	19,868	19,008	19,868	AAA	AAA
AZ	Maricopa Cnty AZ Dev Hlth	—	—	510	525	510	525	A	A
AZ	Mesa AZ Indl Dev Auth	—	—	250	250	250	250	A	A
AZ	Mesa AZ Util Sys Rev	—	—	1,587	1,689	1,587	1,689	AA	AA
AZ	Phoenix AZ	10,732	11,185	—	—	10,732	11,185	AA	AA
AZ	Phoenix AZ Civic Impt Corp	—	—	4,333	4,567	4,333	4,567	AA	AA
AZ	Salt River AZ	—	—	53,838	54,296	53,838	54,296	AA	AA
AZ	Scottsdale AZ	2,705	2,821	—	—	2,705	2,821	AAA	AAA
AZ	Tempe AZ un High Sch Dist	2,247	2,335	—	—	2,247	2,335	AA	AA
AZ	Tucson AZ	—	—	527	544	527	544	A	AA

CA	ABAG Fin Auth CA	—	—	41,195	41,794	41,195	41,794	A	N/A
CA	Bay Area Toll Auth CA	—	—	9,361	9,032	9,361	9,032	AA	AA
CA	CA Burbank Glendale Pas	—	—	1,994	2,054	1,994	2,054	AA	AA
CA	CA Economic	20,995	21,994	—	—	20,995	21,994	AA	AA
CA	CA Facs Auth	—	—	9,779	9,803	9,779	9,803	AA	AA
CA	CA Fin Auth	—	—	10,886	10,867	10,886	10,867	A	N/A
CA	CA Hlth Facs	—	—	19,335	18,437	19,335	18,437	A	AAA
CA	CA Hlth Facs Fin	—	—	10,728	11,063	10,728	11,063	A	AAA
CA	CA Infra	—	—	2,137	2,232	2,137	2,232	AA	AA
CA	CA Infra & Econ Dev	—	—	14,300	14,308	14,300	14,308	A	N/A
CA	CA St Dpt of Water	—	—	110,493	110,125	110,493	110,125	AA	AA
CA	CA Statewide Cmntys Dev	—	—	31,920	32,375	31,920	32,375	A	AAA
CA	CA Univ	—	—	20,740	21,829	20,740	21,829	A	A
CA	Desert Sands CA Univ	5,431	5,753	—	—	5,431	5,753	AA	AA
CA	East Bay CA Muni Util	—	—	17,123	17,002	17,123	17,002	AA	AA
CA	Fillmore CA	—	—	361	371	361	371	A	A
CA	Fremont CA Un High School	2,891	3,073	—	—	2,891	3,073	AA	AA
CA	Golden St Tob Sec CA	—	—	13,226	14,095	13,226	14,095	AAA	AAA
CA	LA CA	7,246	7,641	—	—	7,246	7,641	AA	AA
CA	LA CA Cnty Colg	6,882	7,267	—	—	6,882	7,267	AA	AA
CA	LA CA Uni Sch	2,456	2,548	—	—	2,456	2,548	AA	AA
CA	LA CA Univ Sch Dist	40,718	41,816	—	—	40,718	41,816	AA	AA
CA	LA CA Wastewater	—	—	3,708	3,629	3,708	3,629	AA	AA
CA	LA CA Wtr Power	—	—	5,755	5,769	5,755	5,769	AA	AA
CA	LA Cnty CA Met Trans	—	—	12,432	12,628	12,432	12,628	AA	AA
CA	Lompoc VY Ctr CA Rev	—	—	3,524	3,528	3,524	3,528	A	N/A
CA	Mendocino CA	—	—	5,000	4,869	5,000	4,869	A	N/A
CA	N Kern S Tulare CA HD	—	—	4,708	4,266	4,708	4,266	A	N/A
CA	North Sonoma Cnty CA Hosp	—	—	8,914	8,829	8,914	8,829	A	N/A
CA	Northern Inyo Cnty CA Hosp	15,967	15,978	—	—	15,967	15,978	AA	A
CA	Plumas CA Hosp	3,207	3,306	—	—	3,207	3,306	A	A
CA	Rancho Santiago CA Clg	10,387	10,935	—	—	10,387	10,935	AA	AA
CA	Sacramento CA City Fing	—	—	3,689	3,707	3,689	3,707	A	A
CA	Sacramento CA Mun Util	—	—	656	673	656	673	A	A
CA	San Diego CA Fin Auth Swr	—	—	9,786	9,900	9,786	9,900	AA	AA
CA	San Fran City Cnty Arpt	—	—	17,291	18,374	17,291	18,374	AA	A
CA	San Gorgonio CA	14,044	12,486	—	—	14,044	12,486	A	A
CA	San Jaoquin Hills CA	—	—	3,315	3,657	3,315	3,657	AAA	N/A
CA	Santa Monica CA College	10,058	10,753	—	—	10,058	10,753	AA	AA
CA	Sequoia CA Un High Sch Dist	11,177	11,298	—	—	11,177	11,298	AAA	N/A
CA	Sierra Kings CA Hlth Dist	4,054	4,001	—	—	4,054	4,001	BB	N/A
CA	Sierra View Loc Hlth Care	—	—	10,192	9,833	10,192	9,833	A	N/A
CA	Sonoma Valley CA Health	5,330	4,905	—	—	5,330	4,905	A	A
CA	South Orange Cnty CA Pub Fing	—	—	2,440	2,531	2,440	2,531	A	A
CA	Southern CA Pub Pwr Auth	—	—	4,172	3,741	4,172	3,741	AA	N/A
CA	Tahoe Forest CA Hosp Dist	19,934	18,045	—	—	19,934	18,045	AA	AA
CA	Tehachapi VY Hlth Dist CA	2,471	2,483	—	—	2,471	2,483	A	A
CA	Tulare CA Loc Hlth	—	—	5,774	5,107	5,774	5,107	BBB	N/A
CA	Univ CA	—	—	26,557	26,251	26,557	26,251	AA	AA
CO	Adams Cnty CO Distr	1,124	1,139	—	—	1,124	1,139	AA	AA
CO	Aurora CO	3,184	3,190	1,083	1,040	4,267	4,230	BBB	BBB
CO	CO Dept of Trans	—	—	17,582	18,393	17,582	18,393	AA	AA
CO	CO Health Facs	—	—	2,124	2,141	2,124	2,141	AA	AA
CO	CO St Dept Corr	—	—	1,636	1,645	1,636	1,645	AA	AA
CO	Colorado Springs CO Util	—	—	1,088	1,088	1,088	1,088	AA	AA
CO	Denver CO Cnty	—	—	9,264	9,793	9,264	9,793	AA	A
CO	E470 Pub Hwy CO	—	—	1,454	1,466	1,454	1,466	BBB	BBB
CO	Eagle Garfield & Routt Cnty CO	2,105	2,142	—	—	2,105	2,142	AA	AA
CO	Regnl Trans Dis CO	—	—	14,120	15,248	14,120	15,248	AA	AA
CO	Univ CO Enterprise	—	—	5,235	5,587	5,235	5,587	AA	AA
CO	Weld Cnty CO Sch Dist	5,576	5,714	—	—	5,576	5,714	AA	AA
CT	CT St Rev			2,910	2,979	2,910	2,979	AAA	AAA
CT	CT St Arpt Rev	—	—	4,496	4,481	4,496	4,481	A	A
CT	CT St Health & Edl	—	—	2,343	2,375	2,343	2,375	A	A
CT	CT St Res Recover Auth	—	—	1,874	1,860	1,874	1,860	AA	AA
DC	DC Rev			35,678	36,085	35,678	36,085	AA	AA
DC	Wash DC Metro Tran	—	—	2,906	2,971	2,906	2,971	A	A

DC	DC Ballpark	—	—	1,711	1,777	1,711	1,777	A	A
DC	DC Wtr & Swr Aut	—	—	14,722	15,554	14,722	15,554	AA	AA
DC	Metro Wash DC Arpt	—	—	15,768	15,356	15,768	15,356	AA	AA
DC	Wash DC Conv Cntr	—	—	6,141	6,350	6,141	6,350	A	A
DE	DE St	19,980	20,250	—	—	19,980	20,250	AAA	AAA
DE	DE Trans Auth	—	—	1,068	1,126	1,068	1,126	AA	AA
FL	Brevard Cnty FL Sch Brd	—	—	1,062	1,059	1,062	1,059	AA	AA
FL	Broward Cnty FL	—	—	735	740	735	740	A	N/A
FL	Broward Cnty FL Sch Brd	—	—	4,690	4,873	4,690	4,873	AA	A
FL	Broward County FL	506	522	—	—	506	522	AAA	AAA
FL	Citizens PPTY Ins Corp FL	—	—	6,879	6,810	6,879	6,810	A	A
FL	Collier Cnty Fl Cap Rev	—	—	2,074	2,171	2,074	2,171	AA	AA
FL	Collier Cnty FL Sch Brd	—	—	509	527	509	527	AA	AA
FL	Escambia Cnty FL Hlth Facs	—	—	1,177	1,231	1,177	1,231	AA	AA
FL	Escambia Cnty FL Polutin	—	—	1,105	1,156	1,105	1,156	BBB	N/A
FL	FL Board of Educ	22,556	23,488	—	—	22,556	23,488	AAA	AA
FL	FL Brd Ed Pub	4,103	4,304	—	—	4,103	4,304	AAA	AA
FL	FL Brd Lottery	—	—	44,471	45,301	44,471	45,301	AA	A
FL	FL Dept Envir Protn	—	—	17,991	18,574	17,991	18,574	AA	AA
FL	FL Dept Mgmt SVCS	—	—	5,137	5,300	5,137	5,300	AA	AA
FL	FL Dept Trans	—	—	514	540	514	540	A	A
FL	FL Div Brd Fin Dept	—	—	5,064	5,128	5,064	5,128	AA	A
FL	FL Hurricane Catastrophe	—	—	5,062	5,202	5,062	5,202	AA	AA
FL	FL St Brd Ed	11,738	11,491	—	—	11,738	11,491	AAA	AA
FL	FL St Dept Tran TPK	—	—	5,226	5,567	5,226	5,567	AA	AA
FL	FL State St Johns Riv	—	—	13,515	13,827	13,515	13,827	AA	AA
FL	FL Turnpike Auth	—	—	19,474	19,967	19,474	19,967	AA	AA
FL	FL Wtr Pollution Ctl Fing	—	—	11,130	10,688	11,130	10,688	AAA	AAA
FL	Gainesville FL Utils Sys	—	—	2,353	2,470	2,353	2,470	AA	AA
FL	Highlands Cnty FL Hlth Fac	—	—	6,572	6,736	6,572	6,736	AA	AA
FL	Hillsborough Cnty FL Schl Brd	—	—	3,513	3,627	3,513	3,627	BBB	BBB
FL	Hillsborough Cnty FL Util	—	—	2,155	2,267	2,155	2,267	AA	AA
FL	Jea FL Elec Sys	—	—	4,719	4,699	4,719	4,699	AA	AA
FL	Kissimmee FL Util Elect	—	—	2,301	2,393	2,301	2,393	A	A
FL	Lakeland FL Elec & Wtr	—	—	1,879	1,952	1,879	1,952	AA	A
FL	Lakeland FL Energy	—	—	2,505	2,450	2,505	2,450	AA	A
FL	Manatee Cnty FL Sch Brd	—	—	1,328	1,365	1,328	1,365	AA	A
FL	Marion Cnty FL Hosp	—	—	357	365	357	365	A	A
FL	Miami Dade Cnty	—	—	4,075	4,246	4,075	4,246	A	A
FL	Miami Dade Cnty FL	8,697	9,138	—	—	8,697	9,138	AA	A
FL	Miami Dade Cnty FL Aviation	—	—	14,677	14,439	14,677	14,439	A	A
FL	Miami Dade Cnty Fl Hlth	—	—	1,000	1,040	1,000	1,040	A	A
FL	Miami Dade Cnty FL Sch	—	—	513	533	513	533	A	A
FL	Miami Dade Cnty Wtr Swr Re	—	—	8,124	8,423	8,124	8,423	AA	AA
FL	Orange Cnty Fl Hlth Facs	—	—	4,819	4,911	4,819	4,911	AAA	N/A
FL	Orange Cnty FL Sales Tax	—	—	4,250	4,250	4,250	4,250	AA	AA
FL	Orange Cnty FL Sch Brd	—	—	2,705	2,741	2,705	2,741	AA	AA
FL	Orange Cnty FL Tourist	—	—	7,052	7,243	7,052	7,243	A	A
FL	Orlando FL Aviat Auth	—	—	20,113	21,455	20,113	21,455	AA	AA
FL	Orlando FL Cap Impt	—	—	1,082	1,131	1,082	1,131	AA	AA
FL	Orlando FL Utils Wtr	—	—	24,383	25,133	24,383	25,133	AA	AA
FL	Osceola Cntry FL Sch	—	—	1,028	1,074	1,028	1,074	A	A
FL	Palm Beach Cnty FL Hlth	—	—	697	708	697	708	AA	A
FL	Palm Beach Cnty FL Pub	—	—	1,043	1,130	1,043	1,130	AA	AA
FL	Palm Beach Cnty FL Sch	—	—	6,134	6,464	6,134	6,464	AA	AA
FL	Pasco Cnty FL Sch Dist	—	—	2,300	2,356	2,300	2,356	A	A
FL	Putnam Cnty FL Poll Ctl	—	—	1,000	1,028	1,000	1,028	A	A
FL	South Miami FL Health	—	—	7,984	8,199	7,984	8,199	AA	AA
FL	St Lucie Cnty FL Tran	—	—	1,044	1,082	1,044	1,082	A	A
FL	Tampa Bay FL Util	—	—	13,495	13,480	13,495	13,480	AA	AA
FL	Tampa Bay FL Wtr	—	—	8,730	8,239	8,730	8,239	AA	AA
FL	Tampa FL Baycare Hlth Sys	—	—	1,074	1,070	1,074	1,070	AA	AA
FL	Tampa FL Util Tax	—	—	2,404	2,511	2,404	2,511	AA	AA
GA	Atlanta GA	1,360	1,387	—	—	1,360	1,387	A	A
GA	Atlanta GA Arpt	—	—	12,439	12,494	12,439	12,494	A	A
GA	Bryan Cnty GA	1,898	1,923	—	—	1,898	1,923	AA	AA
GA	Burke Cnty GA Auth	—	—	8,930	8,999	8,930	8,999	A	A

GA	Dawson Cnty GA	2,119	2,271	—	—	2,119	2,271	AA	A
GA	DeKalb Cnty GA	2,092	2,288	6,093	5,630	8,185	7,918	BBB	BBB
GA	Fulton DeKalb GA Hosp Auth	—	—	2,088	2,125	2,088	2,125	AA	AA
GA	GA Mun Elec Auth	—	—	5,603	5,766	5,603	5,766	AA	A
GA	GA Rd & Twy Auth	—	—	15,754	16,395	15,754	16,395	AA	AA
GA	GE Rd & Twy Auth	—	—	509	530	509	530	AA	AA
GA	Gwinnett Cnty GA Dev	—	—	9,711	9,952	9,711	9,952	AA	AA
GA	Gwinnett Cnty GA Sch Dist	2,056	2,171	—	—	2,056	2,171	AAA	AAA
GA	Henry Cnty GA	9,717	10,148	—	—	9,717	10,148	AA	AA
GA	Jackson Cnty GA Sch Dist	1,444	1,501	—	—	1,444	1,501	A	AA
GA	Lowndes Cnty GA	1,563	1,618	—	—	1,563	1,618	AA	AA
GA	Lowndes Cnty GA Sch	761	784	—	—	761	784	AA	A
GA	Metro Atlanta GA Rapid	—	—	18,023	19,097	18,023	19,097	AA	AA
GA	Monroe Cnty GA Dev Auth	—	—	1,785	1,785	1,785	1,785	A	N/A
GA	Savannah GA Econ Dev	—	—	100	107	100	107	BBB	BBB
HI	HI St	14,046	14,794	—	—	14,046	14,794	AA	AA
HI	HI St Airport System	—	—	7,998	8,116	7,998	8,116	A	A
HI	HI St HBR Sys	—	—	6,215	6,201	6,215	6,201	AA	A
HI	HI St Hwy	—	—	3,404	3,584	3,404	3,584	AA	AA
HI	Honolulu HI	—	—	2,123	2,152	2,123	2,152	AA	AA
HI	Univ HI Sys	—	—	2,058	2,146	2,058	2,146	AA	AA
IA	IA Fin Auth	—	—	1,165	1,224	1,165	1,224	AAA	AAA
IL	Chicago IL	40,703	41,680	8,464	8,382	49,167	50,061	BBB	BBB
IL	Chicago IL Brd Ed	9,542	9,381	—	—	9,542	9,381	AA	AA
IL	Chicago IL HSG Auth Cap	—	—	5,391	5,445	5,391	5,445	AAA	N/A
IL	Chicago IL Metro Water	4,458	4,660	—	—	4,458	4,660	AAA	AAA
IL	Chicago IL Motor Fuel	—	—	2,918	2,810	2,918	2,810	AA	AA
IL	Chicago IL O’Hare Airport	—	—	4,058	4,220	4,058	4,220	AA	A
IL	Chicago IL Pub Bld	—	—	1,540	1,605	1,540	1,605	AAA	N/A
IL	Chicago IL Tran Auth	—	—	5,219	5,453	5,219	5,453	A	A
IL	Cook County IL	16,876	17,523	—	—	16,876	17,523	AA	AA
IL	Cook County IL Sch Dist 225	1,398	1,430	—	—	1,398	1,430	AAA	AAA
IL	Du Page Cnty IL	5,082	5,222	—	—	5,082	5,222	AAA	AAA
IL	Du Page Cnty IL Trans	—	—	10,451	10,637	10,451	10,637	AA	N/A
IL	IL Edl Facs Auth	—	—	2,708	2,720	2,708	2,720	AA	AA
IL	IL Fin Auth Gas	—	—	3,000	2,990	3,000	2,990	A	N/A
IL	IL Fin Auth Univ Chicago	—	—	6,223	6,124	6,223	6,124	AA	AA
IL	IL Health Facs	—	—	2,037	2,127	2,037	2,127	AA	AA
IL	IL St Sales Tax	—	—	6,639	6,698	6,639	6,698	AA	AA
IL	IL St Toll Hwy Auth	—	—	28,487	29,450	28,487	29,450	AA	AA
IL	Lake Cnty IL Sch Dist	2,117	2,220	—	—	2,117	2,220	AA	AA
IL	Madison Cnty IL Sch	1,177	1,230	—	—	1,177	1,230	BBB	A
IL	Northwest Water Agcy	—	—	6,865	7,211	6,865	7,211	AA	AA
IL	Quincy IL	—	—	503	510	503	510	A	A
IL	Reg Trns Auth IL	—	—	22,149	21,874	22,149	21,874	AA	AA
IL	Southern IL Univ	—	—	4,104	4,232	4,104	4,232	AA	A
IL	Univ of IL	—	—	1,520	1,542	1,520	1,542	AA	AA
IN	Hammond IN Multi-Sch Bld	—	—	785	828	785	828	AA	AA
IN	IN Bd Bk	—	—	3,595	3,789	3,595	3,789	AAA	N/A
IN	IN Fin Auth	—	—	4,737	4,801	4,737	4,801	AAA	AAA
IN	IN Hlth Fac Fing Auth	—	—	3,412	3,487	3,412	3,487	AA	AA
IN	IN IPS Multi Sch Bldg	—	—	4,133	4,404	4,133	4,404	AA	AA
IN	IN Muni Power Agency	—	—	250	250	250	250	A	A
IN	IN St Hsg Fin Auth Sg Fam	—	—	883	878	883	878	AAA	AAA
IN	IN Trans Auth	—	—	19,582	20,105	19,582	20,105	AA	AA
IN	IN W Clark 2000 Sch	—	—	1,035	1,051	1,035	1,051	A	AA
IN	Indianapolis IN Arpt Auth	—	—	1,072	1,038	1,072	1,038	BBB	BBB
IN	Indianapolis IN Loc Pub	—	—	4,784	5,190	4,784	5,190	AAA	AAA
IN	Indianapolis IN Pub	—	—	4,850	5,035	4,850	5,035	AAA	AAA
IN	MSD Warren Twp IN	—	—	3,312	3,324	3,312	3,324	AA	AA
IN	South Band IN Cmty Sch Bldg	—	—	1,374	1,420	1,374	1,420	AA	AA
IN	West Lafayette IN Sch bldg	—	—	1,253	1,333	1,253	1,333	AA	AA
KS	Johnson Cnty KS Uni Sch	4,963	5,178	—	—	4,963	5,178	AA	AA
KS	Kansas St Dev	—	—	1,671	1,774	1,671	1,774	AA	AA
KS	KS Dept Trans Hwy	—	—	14,338	14,618	14,338	14,618	AA	AA
KS	Sedgwick & Shawnee Cntys KS	—	—	295	294	295	294	AAA	N/A
KS	Topeka KA Pub Bldg Comm	—	—	5,327	5,646	5,327	5,646	A	AA

KS	Overland Park UHG Lease	—	—	13,427	13,427	13,427	13,427	N/A	N/A
KY	KY Asset Liab Comm	—	—	2,041	2,120	2,041	2,120	AA	AA
KY	KY Hsg Corp Hsg	—	—	2,062	2,086	2,062	2,086	AAA	AAA
KY	KY PPTY & Bldg Comm	—	—	33,218	34,459	33,218	34,459	AA	AA
LA	Jefferson Parish LA	—	—	412	413	412	413	AAA	N/A
LA	LA Pub Fac Auth	—	—	6,275	6,542	6,275	6,542	AA	AA
LA	LA St Citz Ppty Ins	—	—	500	514	500	514	BBB	BBB
LA	LO Pub Fac Auth	—	—	6,382	6,887	6,382	6,887	A	A
LA	Morehouse Parish LA Poll	—	—	514	532	514	532	BBB	BBB
LA	NO LA Aviation Brd	—	—	1,859	1,924	1,859	1,924	AA	A
MA	Boston MA	7,130	7,469	—	—	7,130	7,469	AA	AAA
MA	Boston Mass Spl Ob	—	—	2,004	2,031	2,004	2,031	AA	AA
MA	MA Bay Tran Auth	—	—	67,820	69,874	67,820	69,874	AA	AA
MA	MA St Dep Hwy Sys	—	—	1,090	1,097	1,090	1,097	A	A
MA	MA St Dev Fin Agy	—	—	1,067	1,162	1,067	1,162	AAA	AAA
MA	MA St Health & Ed	—	—	23,397	23,382	23,397	23,382	AAA	AAA
MA	MA St Hlth & Ed	—	—	27,337	27,992	27,337	27,992	AAA	AAA
MA	MA St Port Auth	—	—	1,042	1,106	1,042	1,106	AA	AA
MA	MA St Sch Bldg Auth	—	—	450	455	450	455	AA	AA
MA	MA St Spl Obl	—	—	467	497	467	497	AA	AA
MA	MA St Whsl Elec	—	—	4,112	4,156	4,112	4,156	A	A
MA	MA St Wtr Pol Abate	—	—	24,399	24,676	24,399	24,676	AAA	AAA
MA	MA St Wtr Poll Abatement	—	—	5,418	5,834	5,418	5,834	AAA	AAA
MA	MA St Wtr Res	—	—	44,456	46,748	44,456	46,748	AA	AA
MA	Univ MA Bldg Auth Proj	—	—	8,867	9,431	8,867	9,431	A	A
MD	Anne Arundel Cnty MD	3,386	3,590	—	—	3,386	3,590	AA	AA
MD	Baltimore Cnty MD	—	—	5,410	5,832	5,410	5,832	AA	AA
MD	Baltimore MD	—	—	2,027	2,044	2,027	2,044	BBB	A
MD	Frederick Cnty MD	2,812	3,081	—	—	2,812	3,081	AA	AA
MD	Harford MD	2,601	2,604	—	—	2,601	2,604	AAA	AAA
MD	Howard Cnty MD	6,217	6,324	—	—	6,217	6,324	AAA	AAA
MD	MD Dept Trans Cons	—	—	31,701	33,652	31,701	33,652	AA	AA
MD	MD St Hlth & Hgr Ed	—	—	1,044	1,096	1,044	1,096	AA	AA
MD	MD Trans Auth	—	—	21,539	21,851	21,539	21,851	AA	AA
MD	Montgomery Cnty MD	3,385	3,699	—	—	3,385	3,699	AAA	AAA
MD	Prince George Cnty MD	614	583	—	—	614	583	AAA	AAA
MD	WA MD Subn San Distr	9,584	9,716	—	—	9,584	9,716	AAA	AAA
MD	WA San Dist MD	4,369	4,457	—	—	4,369	4,457	AAA	AAA
ME	ME St TPK Auth	—	—	1,167	1,202	1,167	1,202	AA	AA
MI	MI St Rev			19,302	19,586	19,302	19,586	AA	AA
MI	Carman Ainsworth MI	1,026	1,062	—	—	1,026	1,062	A	A
MI	Detroit MI City Schl Dist	2,379	2,435	—	—	2,379	2,435	AA	AA
MI	Detroit MI Sew	—	—	18,400	17,834	18,400	17,834	A	A
MI	Detroit MI Wtr Supp Sys	—	—	464	478	464	478	A	A
MI	Ferris ST Univ MI	—	—	5,263	5,418	5,263	5,418	AA	A
MI	Forest Hills MI Sch	1,146	1,227	—	—	1,146	1,227	AA	AA
MI	Huron Valley MI Sch Dist	4,486	4,591	—	—	4,486	4,591	AA	AA
MI	Kent Fin Auth MI	—	—	1,388	1,491	1,388	1,491	AA	AA
MI	Lake Orion MI Cnty Sch Dist	1,676	1,752	—	—	1,676	1,752	AA	AA
MI	MI Fin Auth	—	—	619	618	619	618	AA	AA
MI	MI St Bldg Auth	—	—	17,662	18,009	17,662	18,009	A	A
MI	MI St Comp Transn	—	—	2,317	2,275	2,317	2,275	AA	AA
MI	MI St Hosp Fin	—	—	7,667	7,580	7,667	7,580	AA	AA
MI	MI St Mun Bd Auth	—	—	23,532	23,855	23,532	23,855	AAA	AAA
MI	MI St Strategic Fd	—	—	3,125	3,264	3,125	3,264	AA	A
MI	MI St Trunk Line	—	—	8,215	8,693	8,215	8,693	AA	AA
MI	Traverse City MI Area Pub	1,041	1,085	—	—	1,041	1,085	AA	AA
MI	Wayne Cnty MI Arpt Auth	—	—	13,067	13,375	13,067	13,375	A	A
MN	Minneapolis & St. Paul MN	—	—	5,063	5,179	5,063	5,179	A	A
MN	MN Pub Facs Auth	—	—	2,132	2,326	2,132	2,326	AAA	AAA
MN	Nrthn Pwr MN Elec	—	—	3,211	3,294	3,211	3,294	AA	A
MN	Southern MN Mun Pwr Agy	—	—	7,165	7,621	7,165	7,621	A	A
MN	Univ of MN	—	—	1,835	2,015	1,835	2,015	AA	N/A
MN	Univ of MN SPL Purp	—	—	4,635	4,658	4,635	4,658	AA	AA
MO	Bi State Dev Agy MO IL	—	—	2,235	2,230	2,235	2,230	AA	N/A
MO	Curators Univ MO Sys Facs	—	—	4,172	4,334	4,172	4,334	AA	AA
MO	Hazelwood MO Sch Dist	532	566	—	—	532	566	AA	AA

MO	Kansas City MO Arpt	—	—	2,609	2,752	2,609	2,752	A	A
MO	Kansas City MO Water	—	—	1,907	1,972	1,907	1,972	AA	AA
MO	MO St Envrmnt Energy	—	—	430	448	430	448	BBB	N/A
MO	MO St Hlth & Edl Facs	—	—	523	546	523	546	AA	A
MO	MO St Hsg Dev Comm Sgl	—	—	4,198	4,262	4,198	4,262	AAA	N/A
MO	MO St JT Mun Elec Util	—	—	1,249	1,315	1,249	1,315	A	A
MO	MS Hwy Trans	—	—	64,747	67,104	64,747	67,104	AA	AA
MO	St Louis MO Airport	—	—	4,633	4,690	4,633	4,690	BBB	BBB
MS	MS Med Ctr Bldg	—	—	7,570	7,426	7,570	7,426	AA	AA
MS	MS St Bus Fin Corp	—	—	1,000	998	1,000	998	A	N/A
MT	MT St Brd Hsg	—	—	914	917	914	917	AA	AA
NC	Charlotte NC	3,948	3,997	—	—	3,948	3,997	AAA	AAA
NC	Charlotte NC Mecklenburg	—	—	11,999	11,861	11,999	11,861	AA	AA
NC	Durham Cnty NC	—	—	523	543	523	543	AA	AA
NC	Guilford NC	3,610	3,634	—	—	3,610	3,634	AAA	AAA
NC	Iredell Cnty NC	—	—	1,420	1,514	1,420	1,514	AA	AA
NC	Mecklenburg Cnty NC	46,258	47,293	—	—	46,258	47,293	AAA	AAA
NC	NC Mecklenburg Cnty Pub	—	—	8,334	8,333	8,334	8,333	AA	AA
NC	NC Med Care Com Hlth	—	—	1,292	1,301	1,292	1,301	A	A
NC	NC Med Care Fac	—	—	1,333	1,379	1,333	1,379	A	A
NC	NC Muni Power Agy	—	—	5,041	4,960	5,041	4,960	A	A
NC	NC St Eastn Muni Pwr Agy	—	—	3,247	3,258	3,247	3,258	A	BBB
NC	Raleigh Durham NC	—	—	11,525	10,863	11,525	10,863	AA	AA
NC	U of NC	—	—	3,753	4,057	3,753	4,057	AA	AAA
NC	Wake Cnty NC	15,159	15,771	—	—	15,159	15,771	AAA	AAA
NE	Central Plains Enrgy NE	—	—	1,819	2,246	1,819	2,246	BB	N/A
NE	Lancaster Cnty NE	—	—	1,025	1,066	1,025	1,066	A	A
NE	NE St Invt Fin Auth	—	—	1,956	1,923	1,956	1,923	AAA	N/A
NE	NE St Pub Pwr Dist	—	—	18,849	19,128	18,849	19,128	A	A
NE	Omaha NE	6,497	7,054	—	—	6,497	7,054	AAA	AAA
NE	Omaha NE Pub Pwr Dist	—	—	1,523	1,518	1,523	1,518	AA	AA
NH	NH St Hsg Fin Auth	—	—	25	25	25	25	AA	AA
NJ	Casino Reinv Dev Auth NJ	—	—	468	456	468	456	A	A
NJ	Gloucester Cnty NJ	—	—	1,138	1,220	1,138	1,220	AA	AA
NJ	NJ Hlth Care Facs	—	—	6,261	6,534	6,261	6,534	AA	AA
NJ	NJ St Building Auth	—	—	219	220	219	220	AA	AA
NJ	NJ St Ctfs Partn	—	—	14,095	14,844	14,095	14,844	AA	AA
NJ	NJ St Econ Dev Auth	—	—	150	160	150	160	AA	AA
NJ	NJ St Economic Dev	—	—	11,977	12,514	11,977	12,514	AA	AA
NJ	NJ St Edl Facs Auth	—	—	1,496	1,618	1,496	1,618	AAA	AAA
NJ	NJ St Env Infr	—	—	2,595	2,757	2,595	2,757	AAA	AAA
NJ	NJ St Higher Ed Student	—	—	394	396	394	396	A	N/A
NJ	NJ St Hlth Care Fac	—	—	10,616	10,348	10,616	10,348	BBB	BBB
NJ	NJ St Hwy Auth	—	—	6,212	6,388	6,212	6,388	AAA	N/A
NJ	NJ St Trans	—	—	25,538	26,495	25,538	26,495	AA	AA
NJ	NJ St Transn TR FD	—	—	20,643	21,313	20,643	21,313	AAA	AA
NJ	NJ St Turnpike Auth	—	—	4,333	4,531	4,333	4,531	A	A
NJ	Tobacco Stlmnt NJ	—	—	33,747	36,003	33,747	36,003	AAA	N/A
NJ	WA Twp NJ Ed Mercer Cty	506	522	—	—	506	522	AA	N/A
NM	NM Fin Auth	—	—	4,230	4,434	4,230	4,434	AA	AA
NM	NM Mtg Fin Auth	—	—	3,565	3,697	3,565	3,697	AAA	N/A
NM	NM St Fin Auth	—	—	1,529	1,591	1,529	1,591	AA	AA
NM	NM St Sev Tax	—	—	18,177	18,031	18,177	18,031	AA	AA
NM	Univ of NM	—	—	1,050	1,034	1,050	1,034	AA	AA
NV	Clark Cnty NV	2,070	2,173	3,069	3,163	5,139	5,336	BBB	BBB
NV	Clark Cnty NV Hwy Imprvmt	—	—	5,087	5,280	5,087	5,280	AA	AA
NV	Clark Cnty NV Sch Dist	52,738	54,372	—	—	52,738	54,372	AA	AA
NV	Henderson NV	7,423	7,762	—	—	7,423	7,762	AA	AA
NV	Henderson NV Hlth Care	—	—	1,531	1,596	1,531	1,596	A	A
NV	Las Vegas NV	—	—	6,273	6,456	6,273	6,456	A	A
NV	Las Vegas NV Wtr Dist	1,080	1,083	—	—	1,080	1,083	AA	AA
NV	NV St Hwy Imprv	—	—	4,091	4,257	4,091	4,257	AA	AA
NV	NV State	13,669	14,202	—	—	13,669	14,202	AA	AA
NV	Truckee Meadows NV Wtr	—	—	7,607	7,711	7,607	7,711	AA	AA
NY	Liberty NY Dev Corp	—	—	261	271	261	271	A	A
NY	Long Island Pwr Auth	—	—	8,952	9,250	8,952	9,250	A	A
NY	Metropolitan Trans NY	—	—	14,911	15,237	14,911	15,237	A	A

NY	Monroe County NY	291	292	—	—	291	292	A	A
NY	NY Metro Trans St	—	—	21,432	22,251	21,432	22,251	AA	AAA
NY	NY NYC Hlth & Hosp	—	—	9,437	9,088	9,437	9,088	A	AA
NY	NY NYC Indl Dev	—	—	6,740	6,914	6,740	6,914	A	A
NY	NY NYC Tr Cultural	—	—	6,277	6,173	6,277	6,173	AA	AA
NY	NY NYC Tran	—	—	9,818	10,064	9,818	10,064	AA	AA
NY	NY NYC Trans Fin	—	—	24,854	24,917	24,854	24,917	AAA	AA
NY	NY NYC Trans Fin Auth	—	—	19,249	20,548	19,249	20,548	AAA	AAA
NY	NY NYC Wtr	—	—	17,009	16,908	17,009	16,908	AA	AA
NY	NY NYC Wtr Fin Auth	—	—	15,659	15,822	15,659	15,822	AA	AA
NY	NY Sales Tax Asset Rec	—	—	17,689	17,722	17,689	17,722	AA	AA
NY	NY St Dorm Auth	—	—	39,822	40,740	39,822	40,740	AA	AA
NY	NY St Env Fascorp	—	—	5,307	5,474	5,307	5,474	AA	AA
NY	NY St Environmental	—	—	675	677	675	677	AAA	AAA
NY	NY St Hwy Auth	—	—	60,653	61,979	60,653	61,979	AA	AA
NY	NY St Local Asst Corp	—	—	4,600	4,942	4,600	4,942	AA	N/A
NY	NY St Twy Auth	—	—	20,909	21,371	20,909	21,371	AA	N/A
NY	NY St Urban Dev	—	—	25,856	26,217	25,856	26,217	AA	AA
NY	NY State Dorm Auth	—	—	38,270	38,750	38,270	38,750	AA	N/A
NY	NYC NY	90,620	93,700	—	—	90,620	93,700	AA	AA
NY	Port Auth NY & NJ	—	—	17,743	18,081	17,743	18,081	AA	AA
NY	Triborough Brdg	—	—	26,390	27,386	26,390	27,386	A	AAA
NY	Triborough Brdg Tunl	—	—	18,605	18,917	18,605	18,917	AA	AAA
NY	Troy NY Cap Res	—	—	543	536	543	536	A	A
NY	Westchester Cnty NY	1,851	1,846	—	—	1,851	1,846	AAA	AAA
OH	Akron Bath Copley OH	—	—	1,258	1,267	1,258	1,267	AAA	N/A
OH	Allen Cnty OH Hosp	—	—	8,406	8,536	8,406	8,536	AA	A
OH	Cleveland OH	3,183	3,202	—	—	3,183	3,202	A	AA
OH	Cleveland Ohio Wtrwks	—	—	6,598	6,758	6,598	6,758	AA	AA
OH	Columbus OH	4,777	5,083	—	—	4,777	5,083	AAA	AAA
OH	Columbus OH Reg Arpt	—	—	261	272	261	272	A	A
OH	Columbus OH Sch	7,340	7,821	—	—	7,340	7,821	AA	AA
OH	Cuyahoga CNTY OH	—	—	750	750	750	750	AA	AA
OH	Hamilton Cnty OH Sales Tax	—	—	4,610	4,715	4,610	4,715	A	A
OH	Lucas Cnty OH Hosp	—	—	1,025	1,026	1,025	1,026	A	AA
OH	OH Housing Fin Agy	—	—	675	684	675	684	AAA	AAA
OH	OH St Air Quality	—	—	22,107	23,195	22,107	23,195	A	A
OH	OH St Bldg Auth	—	—	8,501	8,293	8,501	8,293	AA	AA
OH	OH St Ed Facs	13,098	13,681	3,063	3,185	16,161	16,866	BBB	BBB
OH	OH St Hosp Fac Rev	—	—	802	757	802	757	AA	AA
OH	OH St Water Dev	—	—	2,050	2,132	2,050	2,132	AAA	N/A
OH	OH St Wtr Dev Auth	—	—	11,875	12,271	11,875	12,271	AAA	AAA
OH	Olentagy Loc Sch OH	1,325	1,377	—	—	1,325	1,377	AA	AA
OK	OK HSG FIN AGY	—	—	1,502	1,547	1,502	1,547	AAA	AAA
OK	Tulsa Cnty OK Indl Auth	—	—	152	155	152	155	AA	AA
OR	Multnomah Cnty OR Hosp Auth	—	—	2,152	2,146	2,152	2,146	AA	AA
OR	OR St Dep Admin Svcs	—	—	2,689	2,728	2,689	2,728	AA	AA
OR	OR St Dept Admin	—	—	5,338	5,488	5,338	5,488	AA	AA
OR	OR St Dept Admin Svcs Lott	—	—	4,063	4,391	4,063	4,391	AA	AA
OR	OR St Dept Trans Hwy	—	—	2,070	2,178	2,070	2,178	AA	AA
OR	Portland OR College	10,204	10,585	—	—	10,204	10,585	AA	AA
OR	Portland OR Swr	—	—	57,770	61,009	57,770	61,009	AA	AA
OR	Salem OR	1,705	1,608	—	—	1,705	1,608	AA	AA
OR	Tri-Cnty Met Dist OR	—	—	5,965	6,238	5,965	6,238	A	A
PA	Allegheny Cnty PA Hosp	—	—	5,297	5,417	5,297	5,417	AA	AA
PA	DE Riv JT Toll Brdg	—	—	1,057	1,103	1,057	1,103	A	A
PA	Montgomery Cnty PA Ret	—	—	1,020	1,042	1,020	1,042	BBB	N/A
PA	PA St Higer Edl	—	—	18,207	18,956	18,207	18,956	AA	AA
PA	PA St Higher Edl	—	—	2,465	2,479	2,465	2,479	AA	AA
PA	PA St HSG Fin Agy	—	—	713	721	713	721	AA	AA
PA	PA St TPK Cmmn Oil	—	—	12,824	13,528	12,824	13,528	A	A
PA	Philadelphia PA Arpt	—	—	1,013	1,044	1,013	1,044	AA	A
PA	Philadelphia PA Sch Dist	25,131	24,727	—	—	25,131	24,727	AA	BB
PA	Philadelphia PA Schl Dist	1,027	1,030	—	—	1,027	1,030	AA	BBB
PA	Philadelphia PA Wtr	—	—	1,082	1,127	1,082	1,127	A	A
PA	Swarthmore Boro PA	—	—	8,030	8,350	8,030	8,350	AAA	AAA
PA	Twin Valley PA Sch Dist	2,736	2,919	—	—	2,736	2,919	AA	A

PR	Puerto Rico Comwlth Rev			7,216	7,281	7,216	7,281	BBB	BBB
PR	Puerto Rico Comwlth Govt	—	—	5,960	6,120	5,960	6,120	BBB	A
PR	Puerto Rico Comwlth Hwy Auth	—	—	1,051	1,051	1,051	1,051	BBB	A
PR	Puerto Rico Elec Pwr	—	—	12,231	12,625	12,231	12,625	BBB	BBB
PR	Puerto Rico Hsg Fin Auth	—	—	233	247	233	247	AA	AA
PR	Puerto Rico Pub Fin Corp	—	—	3,328	3,350	3,328	3,350	BBB	BBB
PR	Puerto Rico Sales Tax Fin	—	—	14,432	15,030	14,432	15,030	A	A
RI	Central Falls RI	553	553	—	—	553	553	CC	N/A
RI	RI Health & Edl	—	—	1,053	1,046	1,053	1,046	AA	A
SC	Carolina SC Swr	—	—	2,277	2,407	2,277	2,407	AA	AA
SC	Charleston Cnty SC	1,635	1,589	—	—	1,635	1,589	AAA	AAA
SC	Greenville Cnty SC Sch	—	—	19,139	20,021	19,139	20,021	AA	N/A
SC	Lexington Cnty SC Health	—	—	405	413	405	413	A	A
SC	Piedmont Power Agency SC	—	—	2,330	2,433	2,330	2,433	BBB	BBB
SC	Richland Cnty SC Sch Dist	8,326	8,390	—	—	8,326	8,390	AA	AA
SC	SC Pub SVC Auth	—	—	25,328	26,407	25,328	26,407	AA	AA
SC	SC Sumter Two Sch Facs	—	—	1,043	1,038	1,043	1,038	AA	A
SC	SC Trns Infr	—	—	3,729	3,802	3,729	3,802	A	A
SD	SD Hlth and Edl	—	—	975	1,014	975	1,014	A	A
TN	Chattanooga TN	3,355	3,609	—	—	3,355	3,609	AA	AA
TN	Elizabethton TN Hlth	—	—	1,628	1,660	1,628	1,660	BBB	N/A
TN	Govt Nash & David	—	—	4,867	5,183	4,867	5,183	AA	N/A
TN	Memphis Shelby Cnty TN	—	—	3,196	3,281	3,196	3,281	BBB	BBB
TN	Memphis Shelby Cnty TN Arpt	—	—	898	914	898	914	AA	A
TN	Memphis Shelby TN Sports	—	—	534	531	534	531	AA	AA
TN	Memphis TN	9,631	10,333	—	—	9,631	10,333	AA	AA
TN	Memphis TN Electr System	—	—	5,038	5,199	5,038	5,199	AA	AA
TN	Met Govt Nashville TN	—	—	2,174	2,303	2,174	2,303	AA	AA
TN	Metropolitan Govt Nashville TN	11,442	11,815	—	—	11,442	11,815	AA	AA
TN	Murfreesboro TN	1,961	1,993	—	—	1,961	1,993	AA	AA
TN	Shelby Cnty TN	25,658	27,350	—	—	25,658	27,350	AA	AA
TN	TN St Sch BD Auth	—	—	1,021	1,060	1,021	1,060	AA	AA
TX	Aldine TX Indpt Sch	913	915	—	—	913	915	AAA	AA
TX	Aledo TX Indpt Sch Dist	1,180	1,249	—	—	1,180	1,249	AAA	A
TX	Alliance Arpt Auth Inc Tex	—	—	2,090	2,068	2,090	2,068	BBB	BBB
TX	Arlinton TX Indpt Sch Dist	6,714	7,064	—	—	6,714	7,064	AAA	AA
TX	Austin TX	3,951	4,157	—	—	3,951	4,157	AAA	AAA
TX	Austin TX Electric Util Sys	—	—	1,973	2,022	1,973	2,022	A	A
TX	Austin TX Indpt Sch Dist	3,243	3,274	—	—	3,243	3,274	AAA	AA
TX	Bexar Cnty TX	2,355	2,561	—	—	2,355	2,561	AAA	AAA
TX	Canyon TX Indpt	2,573	2,718	—	—	2,573	2,718	AAA	A
TX	Carrollton TX Sch Dist	2,223	2,175	—	—	2,223	2,175	AAA	AA
TX	Clear Creek TX	8,964	9,275	—	—	8,964	9,275	AAA	AA
TX	Cleburne TX	1,397	1,468	—	—	1,397	1,468	AA	AA
TX	CO River TX Mun Wtr	—	—	1,193	1,192	1,193	1,192	A	A
TX	Conroe TX Sch Dist	9,973	10,120	—	—	9,973	10,120	AAA	AA
TX	Corpus Christi Sch Dist	6,814	6,772	—	—	6,814	6,772	AA	AA
TX	Cypress TX Indpt Sch	9,311	9,792	—	—	9,311	9,792	AAA	AA
TX	Dallas Cnty TX Cmty College	4,797	4,803	—	—	4,797	4,803	AAA	AAA
TX	Dallas Fort Worth TX Arp	—	—	3,365	3,414	3,365	3,414	A	A
TX	Dallas TX	31,649	31,997	10,058	10,808	41,707	42,805	BBB	BBB
TX	Dallas TX ISD	11,064	10,836	—	—	11,064	10,836	AAA	AA
TX	Dallas Tx Wtr Swr Sys	—	—	25,012	26,361	25,012	26,361	AA	AA
TX	Deer Park TX Indpt Sch	1,914	2,083	—	—	1,914	2,083	AAA	AA
TX	Denton TX Sch Dist	12,565	12,989	—	—	12,565	12,989	AAA	AA
TX	Eagle MTN & Saginaw TX Sch Dis	1,471	1,512	—	—	1,471	1,512	AAA	AA
TX	Edgewood TX Indpt Sch Dist	4,527	4,923	—	—	4,527	4,923	AAA	A
TX	El Paso TX Ind Sch Dist	1,850	1,856	—	—	1,850	1,856	AAA	AA
TX	Elgin TX Indpt Sch Dist	1,054	1,075	—	—	1,054	1,075	AAA	A
TX	Fort Bend TX Sch Dist	3,288	3,390	—	—	3,288	3,390	AAA	AA
TX	Fort Worth TX	4,622	4,615	—	—	4,622	4,615	AA	AA
TX	Fort Worth TX Sch Dist	25,635	26,747	—	—	25,635	26,747	AAA	AA
TX	Fort Worth TX Wtr Swr	—	—	18,973	19,148	18,973	19,148	AA	AA
TX	Frenship TX Sch Dist	1,213	1,279	—	—	1,213	1,279	AAA	AA
TX	Frisco TX	1,952	2,047	—	—	1,952	2,047	AA	AA
TX	Frisco TX Indp Sch Dist	1,237	1,329	—	—	1,237	1,329	AAA	AA
TX	Grand Prairie TX Sch	23,323	23,646	—	—	23,323	23,646	AAA	AA

TX	Harlingen TX ISD	1,010	1,026	—	—	1,010	1,026	AAA	AA
TX	Harris Cnty TX	19,970	20,199	23,652	25,071	43,622	45,270	A	A
TX	Harris Cnty TX Ed Fin	—	—	1,031	1,033	1,031	1,033	A	A
TX	Harris Cnty TX Hth Fac	—	—	469	492	469	492	A	A
TX	Hildalgo Cnty TX	1,561	1,655	—	—	1,561	1,655	AA	AA
TX	Houston TX	14,690	14,618	—	—	14,690	14,618	AA	AA
TX	Houston TX Ind Sch Dist	14,824	15,367	—	—	14,824	15,367	AAA	AA
TX	Houston TX Indpt Sch	7,003	7,177	—	—	7,003	7,177	AAA	AA
TX	Houston TX Util Sys	—	—	37,871	38,121	37,871	38,121	AA	AA
TX	Houston TX Wtr Swr	—	—	4,640	4,855	4,640	4,855	AA	AA
TX	Katy TX Sch Dist	6,151	6,159	—	—	6,151	6,159	AAA	AA
TX	Keller TX Indpt Sch Dist	1,643	1,776	—	—	1,643	1,776	AAA	AA
TX	Kerrville TX Hlth Dev	—	—	3,831	3,466	3,831	3,466	BBB	N/A
TX	Laredo TX Wtr Swr	—	—	435	426	435	426	AA	N/A
TX	Lewisville TX Sch Dist	3,881	4,020	—	—	3,881	4,020	AAA	AA
TX	Little Elm TX Sch	2,510	2,559	—	—	2,510	2,559	AAA	A
TX	Lower Colo Riv Auth TX	—	—	3,073	3,141	3,073	3,141	A	A
TX	Lubbock Cnty TX	2,076	2,195	—	—	2,076	2,195	AA	AA
TX	Lubbock TX	2,608	2,637	—	—	2,608	2,637	AA	AA
TX	Mansfield TX Sch Dist	3,147	3,176	—	—	3,147	3,176	AAA	AA
TX	McKinney TX Indpt Sch	1,522	1,568	—	—	1,522	1,568	AAA	AA
TX	North East ISD TX	4,697	4,753	—	—	4,697	4,753	AAA	AA
TX	Northside TX ISD	4,010	4,242	—	—	4,010	4,242	AAA	AA
TX	Pasadena TX Sch Dist	2,146	2,266	—	—	2,146	2,266	AAA	AA
TX	Pharr San Juan Alama TX	2,102	2,226	—	—	2,102	2,226	AAA	A
TX	Plano TX Indpt Sch Dis	502	503	—	—	502	503	AAA	AA
TX	Plano TX Sch Dist	7,450	7,661	—	—	7,450	7,661	AAA	AA
TX	Port Houston Auth TX	1,885	1,802	—	—	1,885	1,802	AAA	N/A
TX	Port Neches-Groves TX Sch Dist	1,399	1,488	—	—	1,399	1,488	AAA	AA
TX	Richardson TX	3,229	3,374	—	—	3,229	3,374	AAA	AAA
TX	Round Rock TX Sch Dist	16,392	16,838	—	—	16,392	16,838	AAA	AA
TX	San Antonio TX	29,650	29,799	—	—	29,650	29,799	AAA	AAA
TX	San Antonio TX Indpt Sch Dis	13,182	14,003	—	—	13,182	14,003	AAA	AA
TX	San Antonio TX Util	—	—	86,124	88,654	86,124	88,654	AA	AA
TX	Socorro TX Indpt Sch Dist	2,968	3,191	—	—	2,968	3,191	AAA	AA
TX	Southwest Higher Ed Auth	—	—	1,096	1,074	1,096	1,074	AA	AA
TX	Spring Branch TX Indpt Sch	448	463	—	—	448	463	AAA	AA
TX	Tarrant Cnty TX	1,040	1,083	2,847	2,932	3,887	4,015	A	A
TX	Tarrant Regl Wtr Dist TX	—	—	546	542	546	542	AA	AA
TX	Travis Cnty TX	4,446	4,293	—	—	4,446	4,293	AAA	AAA
TX	TX A&M University	—	—	43,484	45,148	43,484	45,148	AA	AAA
TX	TX Mun Gas Acq & Sup	—	—	923	1,039	923	1,039	A	A
TX	TX St BAB	5,375	5,474	—	—	5,375	5,474	AAA	AAA
TX	TX St Pub Fin Auth	—	—	11,050	11,217	11,050	11,217	AA	AA
TX	TX St Transn Comm	—	—	28,846	29,942	28,846	29,942	AAA	AAA
TX	TX St Univ Sys	—	—	5,244	5,100	5,244	5,100	AA	AA
TX	TX Tech Univ Revs	—	—	4,405	4,544	4,405	4,544	AA	AA
TX	Tyler TX Health Facs Dev	—	—	252	258	252	258	BBB	BBB
TX	Univ North TX	—	—	818	794	818	794	AA	AA
TX	Univ TX	—	—	30,704	31,891	30,704	31,891	AAA	AAA
TX	Univ TX Prm Fd	—	—	28,428	29,342	28,428	29,342	AAA	AAA
TX	Williamson Cnty TX	2,042	2,105	—	—	2,042	2,105	AA	AA
TX	Ysleta TX Sch Dist	1,145	1,237	—	—	1,145	1,237	AAA	AA
UT	Intermountain Pwr Agency UT	—	—	12,669	13,293	12,669	13,293	A	A
UT	Salt Lake Cnty UT	—	—	4,576	4,600	4,576	4,600	AA	AA
UT	UT Hsg Corp Sngl Fmly	—	—	5,205	5,194	5,205	5,194	AAA	AAA
UT	UT St Board Regents	—	—	8,521	8,994	8,521	8,994	AA	AA
UT	UT State Board Regents	—	—	268	267	268	267	AAA	N/A
UT	UT Tran Auth Sales	—	—	26,768	26,583	26,768	26,583	AA	AA
VA	Fairfax Cnty VA	2,376	2,390	—	—	2,376	2,390	AAA	AAA
VA	Fairfax Cnty VA Dev	—	—	4,880	5,001	4,880	5,001	AA	AA
VA	Hampton VA	3,088	3,363	—	—	3,088	3,363	AA	AA
VA	Loudon County VA	2,079	2,271	—	—	2,079	2,271	AAA	AAA
VA	Louisa VA Solid Waste	—	—	1,545	1,537	1,545	1,537	A	N/A
VA	Newport News VA	3,149	3,308	—	—	3,149	3,308	AA	AA
VA	Northern VA Dist Rail	—	—	1,000	1,003	1,000	1,003	AA	N/A
VA	Suffolk VA	208	227	—	—	208	227	AA	AA

VA	University of VA	—	—	7,819	8,362	7,819		8,362	AAA	AAA
VA	VA Clg Bldg Auth	—	—	19,880	20,220	19,880		20,220	AA	AA
VA	VA College Bldg Auth	—	—	4,947	5,260	4,947		5,260	AA	AA
VA	VA Comwlth Trans Brd	—	—	219	221	219		221	AA	AA
VA	VA Port Auth Comwlth	—	—	1,695	1,757	1,695		1,757	AA	AA
VA	VA St Hsg Dev Auth	—	—	3,968	4,071	3,968		4,071	AAA	AAA
VA	VA St Pub Bldg Auth	—	—	28,637	28,821	28,637		28,821	AA	AA
VA	VA St Pub Sch Auth	—	—	20,807	21,242	20,807		21,242	AA	AA
VA	VA St Res Auth	—	—	450	463	450		463	AAA	AAA
VA	VA St Res Auth Wtr	—	—	508	517	508		517	AAA	AAA
VA	Virginia Beach VA	6,182	6,187	—	—	6,182		6,187	AAA	AAA
VA	Virginia Beach VA Dev Auth	—	—	13,242	14,147	13,242		14,147	AA	AA
VI	Virgin Islands Pub Fin	—	—	3,179	3,237	3,179		3,237	BBB	BBB
VT	VT Hsg Fin Agy Fam	—	—	219	216	219		216	AA	BBB
WA	Chelan Cnty WA Pub Util	—	—	1,018	1,059	1,018		1,059	AA	AA
WA	Clark Cnty WA Sch Dist	6,416	6,738	—	—	6,416		6,738	AA	AA
WA	Energy NW WA Elec	—	—	72,400	74,917	72,400		74,917	AA	AAA
WA	Grant Cnty WA Pub Util	—	—	3,613	3,629	3,613		3,629	AA	AA
WA	King Cnty WA Sch Dist 414	14,070	14,449	—	—	14,070		14,449	AA	AA
WA	King Cnty WA Swr	—	—	11,044	10,570	11,044		10,570	AA	AA
WA	Pierce Cnty WA Sch Dist	29,423	30,914	—	—	29,423		30,914	AA	AA
WA	Port Seattle WA	—	—	1,055	1,111	1,055		1,111	AA	AA
WA	Port Tacoma WA	1,074	1,139	—	—	1,074		1,139	AA	AA
WA	Seattle WA	11,423	11,821	—	—	11,423		11,821	AA	AA
WA	Seattle WA Water Sys	—	—	2,933	3,140	2,933		3,140	AA	AA
WA	Snohomish Cnty WA Sch	2,046	2,127	—	—	2,046		2,127	AA	AA
WA	Tacoma WA Elecr Syst	—	—	6,875	7,060	6,875		7,060	AA	AA
WA	Univ PL WA	1,000	1,084	—	—	1,000		1,084	A	A
WA	WA Health Care Auth	—	—	6,501	6,376	6,501		6,376	A	N/A
WA	WA St Eco Dev	—	—	1,526	1,584	1,526		1,584	AA	AA
WA	WA St Fin Comm	—	—	2,684	2,805	2,684		2,805	AAA	AAA
WI	Milwaukee Cnty WI Arpt	—	—	4,135	3,939	4,135		3,939	A	A
WI	WI St Clean Wtr	—	—	7,919	8,208	7,919		8,208	AA	AA
WI	WI St Gen Rev	—	—	7,184	7,387	7,184		7,387	AA	AA
WI	WI St Hlth and Edl	—	—	6,735	6,827	6,735		6,827	AA	N/A
WI	WI St Petro	—	—	22,243	22,423	22,243		22,423	AA	AA
WI	WI Transportation	—	—	23,092	23,166	23,092		23,166	AA	AA
WV	WV Commr of Hwy	—	—	515	545	515		545	AA	AA
WV	WV Higher Ed	—	—	1,032	1,096	1,032		1,096	A	A
WV	WV St Sch Bldg	—	—	5,908	6,029	5,908		6,029	AA	AA
WY	Converse Cnty WY	—	—	1,688	1,766	1,688		1,766	A	N/A

Grand Total Municipal Bonds		1,295,618	1,330,220	3,739,050	3,825,223	5,034,668		5,155,443

						6,021,302	(a)	6,162,748

(a)	Rounded to $6,022 million in 2010 Form 10-K